Exhibit 99.1

Hudson Reports First Quarter 2020 Results

Swift and Significant Actions Taken to Help Offset Impact of Reduced Traveler Volumes

Reopening Stores in Phased Approach as Passenger Travel Slowly Begins to Resume

East Rutherford, NJ – June 17, 2020 – Hudson (NYSE: HUD), a North American travel experience leader with more than 1,000 stores in airports, commuter hubs, landmarks and tourist destinations, announced today its results for the first quarter ended March 31, 2020.

COVID-19-related concerns, event cancellations and business and government-imposed restriction led to a significant reduction in passenger travel, which resulted in reduced customer traffic and spending across Hudson’s retail stores in North America in the first quarter. While sales increased in the first few weeks of January, passenger traffic and sales began to decrease later in the month. Initially impacting only inbound passenger traffic from Asia during the first two months of the quarter, the global spread of COVID-19 continued into March, with a more significant reduction in travel in the last two weeks of the quarter following the World Health Organization’s (“WHO”) declaration of a global pandemic. Passenger travel volume decreased even more sharply in April, leading to Hudson’s decision to close more than 700 of its stores in airports, commuter hubs, landmarks, and tourist locations.

In order to preserve liquidity and ensure the long-term health of the business, the Company took the following actions:
●
Reduced majority of its workforce through furloughs and lay-offs of both field service and support team members. Furloughed employees have received health benefits for at least 60 days, with Hudson funding 100% of employees’ health premiums.
●
Implemented salary reductions for corporate team members and field leadership.
●
Decreased staffing and store hours in certain locations.
●
Negotiated agreements with many landlords to abate or defer rents and other payments.

Hudson is continuing to work with landlords for additional rent relief for both current and future periods. Additionally, the Company has reduced operating expenses and capital spend to minimal levels, and continues to tightly manage inventory in order to reduce working capital needs. Hudson believes that based on these actions, along with its existing cash balances, operating cash flows and long-term financing arrangements with the Dufry AG Group, its controlling shareholder, the Company has adequate funds to support its revised operating plan, make necessary capital expenditures and fulfill debt service requirements for the foreseeable future.

“The COVID-19 pandemic has had an unprecedented impact on world travel, and our thoughts go out to our team members, customers, partners, vendors and landlords that have been impacted around the globe. As the severity of the pandemic became evident, we immediately responded with actions that put the health and safety of our teams at the forefront and preserved our financial position. We armed our frontline team members with personal protection equipment (“PPE”), developed enhanced store cleaning protocols, expanded ‘Tap to Pay’ capabilities, installed Plexiglas shields, and implemented standardized social distancing decals and guidelines. Additionally, we made the difficult decisions to adjust our store operations and temporarily reduce our workforce, while implementing significant cost reductions across the organization,” stated Roger Fordyce, CEO of Hudson.

Mr. Fordyce continued, “I’m incredibly proud and grateful for how our team members have stepped up to address this unprecedented business and personal challenge, and for our business partners who have continued to work jointly with us to seek rent relief in our local communities. Above all, we extend our heartfelt appreciation to our frontline team members who have continued to serve those still traveling throughout the pandemic, including essential workers such as healthcare professionals and airport and commuter hub personnel.”

Beginning in mid-May, as stay-at-home restrictions were lifted in certain areas, airlines added additional flights, and passenger travel started to increase, Hudson slowly began reopening stores and bringing back a number of furloughed employees. As of June 15, over 100 stores have reopened, with plans for additional reopenings in each subsequent week at an accelerated pace.

“Today, thanks to the hard work and unwavering commitment of our team, and through partnership with our landlords, we have slowly begun the rebuilding process of reopening stores as passenger volume increases. In doing so, we have taken extraordinary steps to ensure our stores are supplied with ample PPE and that enhanced health and safety measures are in place as we begin to warmly welcome back our team members and customers,” said Mr. Fordyce. “While we are pleased to see that passenger volume is gradually increasing from the record low levels experienced in April, we are still witnessing passenger volumes through the second week of June that are approximately 85% below last year, and business conditions remain extremely challenging. Our ongoing actions to reduce expenses and manage cash flow are critical in navigating this crisis and positioning Hudson for a full recovery and successful long-term growth.”

Mr. Fordyce continued, “While our business recovery is paramount, our strategy remains intact as we serve as the all-encompassing travel partner and continue to grow our four key pillars: travel convenience, specialty retail, duty free, and food and beverage. To adapt to new traveler expectations, we are further evolving our digital footprint with contactless shopping environments, and providing 24x7 access to health and safety supplies through the roll out of PPE vending machines. We have also signed an agreement with Luxottica to introduce Sunglass Hut shop-in-shops in our travel convenience stores.”

Recent Strategic Initiatives
o
PPE Vending Machines and Proprietary PPE – Hudson is rolling out PPE Vending Machines in 27 airports across North America, featuring proprietary health and safety offerings as well as electronic essentials, offering a convenient and seamless shopping experience for travelers.
o
Sunglass Hut Boutiques – Partnering with Luxottica Group, a leader in premium eyewear, Hudson will open Sunglass Hut shop-in-shops within its travel convenience stores, featuring the Ray-Ban and Oakley brands for both luxury shoppers and impulse buyers alike.

Mr. Fordyce concluded, “While the effects of this global health crisis are unprecedented, the Company and our management team have overcome significant business downturns in the past. Thanks to the ongoing support of our team members, customers, business partners and landlords, we are in the early stages of our road to recovery and remain confident in the long-term strength of our business model and the resiliency of the travel retail industry.”

First Quarter 2020 Financial Statement Impacts Related to COVID-19
The effects of COVID-19 resulted in the following significant financial statement impacts during the first quarter:
●
Recorded $3.3 million of rent waivers for March as a result of rent payment waivers received from numerous landlords. As discussions continue with landlords, rent relief waivers are expected to increase significantly in the second quarter due to the timing of waivers that have been granted.
●
Recorded $4.7 million of additional inventory allowance for slow-moving and obsolete items.
●
Recorded a goodwill impairment of $52.3 million.

First Quarter 2020 Review (all metrics compared to the 2019 first quarter, unless otherwise noted)
Income Statement
●
Turnover decreased by 23.3% to $341.5 million, due to the impact of COVID-19 and the resulting reduction in travel.
o
Net sales declined by 23.4% to $332.8 million.
o
Organic net sales, which is a combination of like-for-like net sales and net new business and expansions, declined by 24.2% to $329.5 million.
o
Like-for-like sales decreased by 22.5% (22.4% in constant currency) to $307.4 million.
●
Gross profit decreased by $70.5 million or 24.8% to $213.3 million, reflecting the reduction in sales and an additional inventory allowance of $4.7 million due to the extended period of store closures. Gross margin was 62.5% compared to 63.8% in the prior year period, reflecting 140 basis points of adverse impact from the increased inventory allowance.

●
Lease expenses decreased by $14.2 million or 51.3% to $13.5 million, reflecting lower variable rent based on the decline in sales, and rent waivers of $3.3 million received from numerous airports and commuter terminals associated with waived rent payments that were primarily due for March 2020. As discussions continue with landlords, rent waivers are expected to increase significantly in the second quarter due to the timing of waivers that have been granted. As a percentage of turnover, lease expenses were 4.0%, compared to 6.2% in the prior year.
●
Personnel expenses decreased by $18.3 million or 15.9% to $96.7 million. The decrease was primarily due to $7.6 million of executive separation expenses recorded in the prior year first quarter, as well as the personnel expense management actions taken toward the end of the current year first quarter in response to the COVID-19 pandemic. As a percentage of turnover, personnel expenses increased to 28.3% from 25.8%, due to the lower sales levels that quickly materialized late in the first quarter.
●
Other expenses decreased by $2.8 million or 7.0% to $37.3 million, primarily related to a reduction in variable selling expenses due to the sales decline. As a percentage of turnover, other expenses were 10.9%, compared to 9.0% in the prior year period.
●
Other income, which had previously been included in Other Expenses, decreased by $0.2 million to $2.5 million. This line item consists of sales related income, franchise and management fee income, and other operational income.
●
Adjusted EBITDA decreased by $43.1 million to $(5.4) million.
●
Depreciation, amortization and impairment increased by $56.0 million to $144.6 million. The increase was primarily due to a non-cash charge of $52.3 million related to goodwill impairment, reflecting a reduction in forecasted cash flow due to the impact of COVID-19.
●
Operating profit (loss) was a loss of $76.3 million compared to a profit of $15.1 million.
●
Reported net loss to equity holders of the parent increased by $71.4 million to a loss of $77.2 million, and reported diluted earnings per share increased to a loss per share of $0.84 compared to a loss per share of $0.06.
●
Adjusted net loss attributable to equity holders of the parent was $25.8 million compared to a profit of $8.7 million in the prior year, while adjusted diluted loss per share was $0.28 compared to a profit per share of $0.09 in the prior year quarter.

Balance Sheet and Cash Flow
●
Cash flows from operating activities for the quarter were $24.9 million compared to $111.2 million in 2019.
●
At March 31, 2020, the Company’s adjusted net debt (total borrowings excluding lease obligations minus cash) was $315.4 million, resulting in adjusted net debt to adjusted EBITDA leverage of 1.7 times, compared to adjusted net debt of $231.0 million and adjusted net debt to adjusted EBITDA leverage of 1.0 times at December 31, 2019.
●
Capital expenditures in the first quarter were $21.1 million compared to $20.1 million in the prior year.

Operational Update
Hudson has 1,007 stores across 87 locations in North America.

During 2020, the Company secured the following new business:
●
LaGuardia Airport Terminal B – added two travel convenience stores in the new Arrivals and Departures Hall (NYC Aglow by Hudson and Mad Ave Market by Hudson)
●
Los Angeles International Airport Midfield Satellite Concourse – adding two travel convenience stores and two specialty retail stores (All Saints and NewBeauty) in this new concourse
●
Atlantic City International Airport – adding four travel convenience stores, including a new combination Hudson/Dunkin store, representing Hudson’s first food & beverage concept at the airport

Additionally, the Company successfully extended existing contracts as follows:
●
Charleston International Airport – five year extension
●
Des Moines International Airport – four year extension
●
Myrtle Beach International Airport – five year extension
●
Atlantic City International Airport – ten year extension

Earnings Conference Call Information
Hudson will host a conference call to review its first quarter 2020 financial performance today, June 17, at 4:30 p.m. ET. Participants can pre-register for the conference by navigating to http://dpregister.com/10144666.

The conference call also will be available in listen-only mode via our investor relations website: https://investors.hudsongroup.com/. To participate in the live call, interested parties may dial 1-833-255-2832 (toll free) or 1-412-902-6725. A web replay will be available at https://services.choruscall.com/links/hson200617.html for three months following the call.

Website Information
We routinely post important information for investors on the Investor Relations section of our website, investors.hudsongroup.com. We intend to use this website as a means of disclosing material information. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

Non-IFRS and Other Measures
Adjusted EBITDA is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because adjusted EBITDA is not determined in accordance with IFRS, and is susceptible to varying calculations, adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. We believe that adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe adjusted EBITDA is useful to investors as a measure of comparative operating performance from period to period as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (depreciation and amortization), charges related to right of use assets, and non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Our management also uses adjusted EBITDA for planning purposes, including financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of adjusted EBITDA to net profit is provided in the attached schedules.

Adjusted net profit (loss) attributable to equity holders of parent is a non-IFRS measure. We define adjusted net profit (loss) attributable to equity holders of parent as net profit attributable to equity holders of parent adjusted for the items set forth in the table below. Adjusted net profit (loss) attributable to equity holders of parent is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted net profit (loss) attributable to equity holders of parent is not a substitute for IFRS measures in assessing our overall operating performance. Because adjusted net profit (loss) attributable to equity holders of parent is not determined in accordance with IFRS, and is susceptible to varying calculations, adjusted net profit (loss) attributable to equity holders of parent may not be comparable to other similarly titled measures presented by other companies. Adjusted net profit (loss) attributable to equity holders of parent is included in this press release because it is a measure of our operating performance and we believe that adjusted net profit attributable to equity holders of parent is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe adjusted net profit (loss) attributable to equity holders of parent is useful to investors as a measure of comparative operating performance from period to period as it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions, impairments of assets, one-off tax items, changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations), and tax adjustments where applicable. Management does not consider such costs for the purpose of evaluating the performance of the business and as a result uses adjusted net profit (loss) attributable to equity holders of parent for planning purposes. Adjusted net profit (loss) attributable to equity holders of parent has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of adjusted net profit (loss) attributable to equity holders of parent to net profit attributable to equity holders of parent is provided in the attached schedules.

Organic net sales growth represents the combination of growth in aggregate monthly sales from (i) like-for-like net sales growth and (ii) net new business and expansions. Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth excludes growth attributable to (i) net new business and expansions until such stores have been part of our business for at least 12 months and (ii) acquired stores until such stores have been part of our business for at least 12 months. Net new business and expansions consists of growth from (i) changes in the total number of our stores (other than acquired stores), (ii) changes in the retail space of our existing stores and (iii) modification of store retail concepts through rebranding. Net new business and expansions excludes growth attributable to acquired stores until such stores have been part of our business for at least 12 months. Like-for-like growth in constant currency is calculated by keeping exchange rates constant for each month being compared from period to period. We believe that the presentation of like-for-like growth in constant currency basis assists investors in comparing period to period operating results as it removes the effect of fluctuations in foreign exchange rates.

Adjusted net debt to adjusted EBITDA leverage represents total borrowings (excluding lease obligations) less cash at March 31, 2020 divided by adjusted EBITDA for the twelve months ended March 31, 2020.

About Hudson
Hudson, a Dufry Company, is a travel experience company turning the world of travel into a world of opportunity by being the Traveler’s Best Friend in more than 1,000 stores in airport, commuter hub, landmark, and tourist locations. Our team members care for travelers as friends at our travel convenience, specialty retail, duty free and food and beverage destinations. At the intersection of travel and retail, we partner with landlords and vendors, and take innovative, commercial approaches to deliver exceptional value. To learn more about how we can make your location a travel destination, please visit us at hudsongroup.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs, the effects of the novel coronavirus (COVID-19) on the demand for air and other travel, our supply chain, as well as the impact on our business, financial condition and results of operations and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward looking statements contained in this press release. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this press release, or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information—D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2019 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

For further information, please contact:

Investor/Media Contact
Cindi Buckwalter
VP of Investor Relations & Corporate Communications
investorrelations@hudsongroup.com
communications@hudsongroup.com

INTERIM CONSOLIDATED	Table 1
INCOME
STATEMENT

FOR THE QUARTER ENDED MARCH 31, 2020 (UNAUDITED)

	QUARTER ENDED	QUARTER ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	3/31/2020	3/31/2019 (1)

Turnover	341.5	445.0
Cost of sales	(128.2)	(161.2)
Gross profit	213.3	283.8
Lease expenses	(13.5)	(27.7)
Personnel expenses	(96.7)	(115.0)
Other expenses	(37.3)	(40.1)
Other income (2)	2.5	2.7
Depreciation, amortization and impairment	(144.6)	(88.6)
Operating profit (loss) (EBIT)	(76.3)	15.1
Finance income	1.0	1.1
Finance costs	(22.3)	(21.9)
Foreign exchange gain (loss)	-	0.3
Profit (loss) before taxes (EBT)	(97.6)	(5.4)
Income tax benefit (expense)	18.9	5.4
Net profit (loss)	(78.7)	0.0

NET PROFIT (LOSS) ATTRIBUTABLE TO
Equity holders of the parent	(77.2)	(5.8)
Non-controlling interests	(1.5)	5.8

EARNINGS (LOSS) PER SHARE
Basic	(0.84)	(0.06)
Diluted	(0.84)	(0.06)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000's)
Basic	92,394	92,410
Diluted	92,650	92,818

(1)
The amounts presented differ from the information reported in the interim consolidated financial statements for the period ended March 31, 2019 due to correction of an error identified in the accounting adopted on transition to IFRS 16 Leases. For details please refer to the Company's interim consolidated financial statements for the nine months ended September 30, 2019 (note 2.2).

(2)	The 2019 amounts were presented in Other expenses.

INTERIM CONSOLIDATED	Table 2
STATEMENT OF
FINANCIAL POSITION

AT MARCH 31, 2020 (UNAUDITED)

	MARCH 31,	DECEMBER 31,
IN MILLIONS OF USD	2020	2019

ASSETS
Property, plant and equipment	221.8	227.3
Right of use assets	1,251.4	1,330.2
Intangible assets	264.1	283.9
Goodwill	257.2	324.7
Investments in associates	6.4	6.5
Deferred tax assets	92.9	79.9
Other non-current assets	31.9	33.9
Non-current assets	2,125.7	2,286.4

Inventories	184.1	185.2
Trade receivables	0.8	0.5
Other accounts receivable	57.7	54.0
Income tax receivables	7.3	2.7
Cash and cash equivalents	225.6	318.0
Current assets	475.5	560.4

Total assets	2,601.2	2,846.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	473.1	579.6
Non-controlling interests	67.4	79.2
Total equity	540.5	658.8

Borrowings	498.4	503.1
Lease obligations	1,028.3	1,098.1
Deferred tax liabilities	34.9	38.4
Post-employment benefit obligations	1.6	1.5
Other non-current liabilities	0.7	0.7
Non-current liabilities	1,563.9	1,641.8

Trade payables	106.8	124.6
Borrowings	42.6	45.9
Lease obligations	229.3	245.8
Income tax payables	0.5	1.4
Other liabilities	117.6	128.5
Current liabilities	496.8	546.2

Total liabilities	2,060.7	2,188.0
Total liabilities and shareholders’ equity	2,601.2	2,846.8

INTERIM CONSOLIDATED	Table 3
STATEMENT OF
CASH FLOWS

FOR THE QUARTER ENDED MARCH 31, 2020 (UNAUDITED)

	THREE MONTHS ENDED	THREE MONTHS ENDED
IN MILLIONS OF USD	3/31/2020	3/31/2019

CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before taxes (EBT)	(97.6)	(5.4)

ADJUSTMENTS FOR
Depreciation, amortization and impairment	144.6	88.6
Loss (gain) on sale of non-current assets	0.9	0.1
Increase (decrease) in allowances and provisions	6.8	2.4
Loss (gain) on foreign exchange differences	-	(0.3)
Rent waivers	(3.3)	-
Other non-cash items	(1.0)	1.8
Finance income	(1.0)	(1.1)
Finance expenses	22.3	21.9
Cash flows before working capital changes	71.7	108.0

Decrease (increase) in trade and other accounts receivable	(7.7)	(3.5)
Decrease (increase) in inventories	(9.7)	(3.9)
Increase (decrease) in trade and other accounts payable	(28.5)	14.4
Cash generated from operations	25.8	115.0
Income taxes paid	(0.9)	(3.8)
Net cash flows from operating activities	24.9	111.2

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(18.4)	(19.2)
Purchase of intangible assets	(2.7)	(0.9)
Contributions to associates	-	(0.8)
Proceeds from sale of property, plant and equipment	-	0.2
Interest received	0.4	1.0
Repayments of loans receivable from non-controlling interest holders	-	0.3
Sublease receivable payments	1.5	0.6
Business combinations, net of cash	(0.2)	-
Net cash flows used in investing activities	(19.4)	(18.8)

CASH FLOWS FROM FINANCING ACTIVITIES
Lease payments	(82.8)	(74.6)
Dividends paid to non-controlling interests	(9.4)	(8.2)
Purchase of treasury shares	(2.3)	(1.9)
Interest paid	(0.4)	(0.5)
Net cash flows (used in) financing activities	(94.9)	(85.2)
Currency translation on cash	(3.0)	0.5
Increase / (decrease) in cash and cash equivalents	(92.4)	7.7

CASH AND CASH EQUIVALENTS AT THE
– beginning of the period	318.0	234.2
– end of the period	225.6	241.9

NON-IFRS RECONCILIATIONS

NET PROFIT (LOSS) TO ADJUSTED EBITDA	Table 4
FOR THE QUARTER ENDED MARCH 31, 2020

	QUARTER ENDED	QUARTER ENDED
IN MILLIONS OF USD	3/31/2020	3/31/2019 (3)

Net profit (loss)	(78.7)	0.0
Income tax expense (benefit)	(18.9)	(5.4)
Profit (loss) before taxes (EBT)	(97.6)	(5.4)
Finance income	(1.0)	(1.1)
Finance expenses	22.3	21.9
Foreign exchange gain (loss)	-	(0.3)
Operating profit (loss) (EBIT)	(76.3)	15.1
Depreciation, amortization and impairment	144.6	88.6
Charge related to capitalized right of use assets (1)	(74.1)	(74.0)
Other operational charges (2)	0.4	8.0
Adjusted EBITDA	(5.4)	37.7

(1)	Represents lease payments that would have been expensed, but for the adoption of IFRS 16 related to capitalized right of use assets and payments received for capitalized sublease receivables.
(2)
For the quarter ended March 31, 2020, other operational charges consisted of $1.4 million of one-time items and other charges that are not reflective of our ongoing financial and business performance, offset by $1.0 million of other operational income. For the quarter ended March 31, 2019, other operational charges consisted of $7.6 million of executive separation expense and $0.4 million of other non-recurring items.

(3)
The amounts presented differ from the information reported in the interim consolidated financial statements for the period ended March 31, 2019 due to correction of an error identified in the accounting adopted on transition to IFRS 16 Leases. For details please refer to the Company's interim consolidated financial statements for the nine months ended September 30, 2019 (note 2.2).

NET PROFIT (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT TO	Table 5
ADJUSTED NET PROFIT (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
FOR THE QUARTER ENDED MARCH 31, 2020

	QUARTER ENDED	QUARTER ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	3/31/2020	3/31/2019 (4)

Net profit (loss) attributable to equity holders of the parent	(77.2)	(5.8)
Amortization related to acquisitions (1)	9.4	9.5
Impairment of assets	52.3	0.2
Other operational charges (2)	0.4	8.0
Income tax adjustment and one-off income tax items (3)	(10.7)	(3.2)
Adjusted net profit (loss) attributable to equity holders of the parent	(25.8)	8.7

Diluted earnings / (loss) per share	(0.84)	(0.06)
Adjusted diluted earnings (loss) per share to equity holders of the parent	(0.28)	0.09
Weighted average number of shares outstanding (000's)	92,650	92,818

(1)
Although the values assigned to the concession rights during the purchase price allocation are fair values, we believe that their additional amortization doesn't allow a fair comparison with our existing business previous to the business combination, as the costs of the intangible assets have been incurred.

(2)
For the quarter ended March 31, 2020, other operational charges consisted of $1.4 million of one-time items and other charges that are not reflective of our ongoing financial and business performance, offset by $1.0 million of other operational income. For the quarter ended March 31, 2019, other operational charges consisted of $7.6 million of executive separation expense and $0.4 million of other non-recurring items.

(3)	This line item includes the following:

	QUARTER ENDED	QUARTER ENDED
	3/31/2020	3/31/2019
Income tax adjustment amortization and impairment	(10.6)	(2.6)
Income tax adjustment other operational charges	(0.1)	(0.6)

(4)
The amounts presented differ from the information reported in the interim consolidated financial statements for the period ended March 31, 2019 due to correction of an error identified in the accounting adopted on transition to IFRS 16 Leases. For details please refer to the Company's interim consolidated financial statements for the nine months ended September 30, 2019 (note 2.2).